P.O. BOX 8016, CARY, NC 27512-9903

# Your vote matters!

Have your ballot ready and please use one of the methods below for **easy voting:**

Your control number

Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

## Pixie Dust Technologies, Inc.

## Extraordinary General Meeting of Shareholders

For Shareholders of record as of December 20, 2024

Tuesday, February 18, 2025 9:15 AM, Local Time

**Mail:**

- Mark, sign and date your Proxy Card
- Fold and return your Proxy Card in the postage-paid envelope provided

**YOUR VOTE IS IMPORTANT!**
**PLEASE VOTE BY: 12:00 PM EST on February 11, 2025.**

## Pixie Dust Technologies Inc.

**Instructions to The Bank of New York Mellon, as Depositary**
**(Must be received prior to 12:00 p.m. EST on February 11, 2025)**

The undersigned registered holder of American Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Pixie Dust Technologies Inc. registered in the name of the undersigned on the books of the Depositary as of the close of business on December 20, 2024 at the Extraordinary General Meeting of Shareholders of Pixie Dust Technologies Inc. to be held on February 18, 2025 in Japan.

**NOTE:**
**1. Please direct the Depositary how it is to vote by placing an X in the appropriate box opposite the resolution.**
**2. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then the Depositary will not vote such items.**
**3. It is understood that, if this form is not signed, or not returned, the Depositary will not vote such items.**

PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE

## Pixie Dust Technologies, Inc. Extraordinary General Meeting of Shareholders

**Please make your marks like this:** ☒

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE:**

**FOR** ON PROPOSALS 1, 2 AND 3

| | PROPOSAL | YOUR VOTE | | BOARD OF DIRECTORS RECOMMENDS |
|---|---|---|---|---|
| | | FOR | AGAINST | |
| 1. | **Proposal: Share purchase (2)** | ☐ | ☐ | **FOR** |
| 2. | **Proposal: Reduction of capital and capital reserve** | ☐ | ☐ | **FOR** |
| 3. | **Proposal: Partial amendment to the Articles of Incorporation** | ☐ | ☐ | **FOR** |

**The proposal "Share purchase (1)", which ADR holders can not vote on, is not included**

Please be advised that ADR holders can not attend the Extraordinary General Meeting even if other documents including voting instruction card indicate otherwise.

Authorized Signatures - Must be completed for your instructions to be executed.
Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.

| | | | |
|---|---|---|---|
| Signature (and Title if applicable) | Date | Signature (if held jointly) | Date |